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                             June 28, 2024

       David Mann
       President and Chief Executive Officer
       Franklin Ethereum Trust
       One Franklin Parkway
       San Mateo, California 94403-1906

                                                        Re: Franklin Ethereum
Trust
                                                            Amendment No. 2 to
Registration Statement on Form S-1
                                                            Filed June 21, 2024
                                                            File No. 333-277008

       Dear David Mann:

            We have reviewed your amended registration statement and have the following comments.

              Please respond to this letter by amending your registration statement and providing the requested information. If you do not believe a comment applies to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

              After reviewing any amendment to your registration statement and the information you provide in response to this letter, we may have additional comments. Unless we note otherwise, any references to prior comments are to comments in our June 14, 2024 letter.

       Amendment No. 2 to Registration Statement on Form S-1

       General

   1. We note your disclosure on page 86 that as of March 31, 2024 approximately 120 million ether were outstanding,
and your disclosure on page 24 regarding the number of
                                                        transactions per second
and ether transaction fees, also as of March 31, 2024. Please update this information
throughout as of June 30, 2024, or the most recent practicable date. To the extent you
include other similarly dated disclosure, such as who has executed an Authorized
Participant Agreement, please update to a more recent date.
       Risk Factors
       Due to the unregulated nature and lack of transparency surrounding the operations of digital asset platforms..., page 39

   2.                                                   We note the use of the
term    unregulated    when referring to certain crypto asset trading
 David Mann
Franklin Ethereum Trust
June 28, 2024
Page 2
       platforms. Please revise to qualify your use of this term by clarifying that such platforms may be subject to regulation in a relevant jurisdiction but may not be complying.
Risk Factors Related to the Regulation of the Fund and the Shares
Digital asset markets in the U.S. exist in a state of regulatory uncertainty..., page 65

3. Please remove the first three sentences in the last full paragraph on page 65 as the disclosure lacks the appropriate context for the referenced statements. Please contact Mark Brunhofer at 202-551-3638 or Jason Niethamer at
202-551-3855 if
you have questions regarding comments on the financial statements and related matters. Please contact Austin Stanton at 202-551-2197 or Sandra Hunter Berkheimer at 202-551-3758 with any other questions.



                                                               Sincerely,
FirstName LastNameDavid Mann
                                                               Division of
Corporation Finance
Comapany NameFranklin Ethereum Trust
                                                               Office of Crypto
Assets
June 28, 2024 Page 2
cc:       J. Stephen Feinour, Jr., Esquire
FirstName LastName